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                                                              PAGE 1 OF 26 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. ___________) 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Hudson Valley Holding Corp.
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                                (Name of Issuer)

                     Common Stock, Par Value $.20 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

Stephen R. Brown                                 Martin L. Budd
Hudson Valley Holding Corp.                      Day, Berry & Howard LLP
21 Scarsdale Road                                One Canterbury Green
Yonkers, New York   10707                        Stamford, Connecticut 06901
(914) 961-6100                                   (203) 977-7300

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                              PAGE 2 OF 26 PAGES

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1        NAME OF REPORTING PERSON

         Marie A. Holcombe
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         N/A
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)    [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
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                           7     SOLE VOTING POWER

        NUMBER OF                33,461
          SHARES          ------------------------------------------------------
       BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY EACH
        REPORTING               693,194
          PERSON          ------------------------------------------------------
           WITH            9    SOLE DISPOSITIVE POWER

                                33,461
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                693,194
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          The Reporting Person currently owns beneficially 726,555 shares of Hudson Valley Holding Corp. Common Stock.

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17%
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14        TYPE OF REPORTING PERSON
          IN
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                                                              PAGE 3 OF 26 PAGES

Item 1. Security and Issuer:
        -------------------

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.20 per share (the "Common Stock"), of Hudson Valley Holding Corp., a New York corporation.

        The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2. Identity and Background:
        -----------------------

        (a) The Reporting Person is Marie A. Holcombe.

        (b) The business address of the Reporting Person is 700 Nepperhan Avenue, Yonkers, NY 10702.

        (c) Marie A. Holcombe is the Assistant Director of Public Relations for Precision Valve Corporation, Inc., located at 700 Nepperhan Avenue, Yonkers, NY 10702.

        (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

        (e) The Reporting Person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Not applicable.

Item 4. Purpose of Transaction:
        ----------------------

        Not applicable.
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                                                              PAGE 4 OF 26 PAGES

Item 5. Interest in Securities of the Issuer:
        ------------------------------------

        (a) - (b) The table below sets forth the information required in (a) and
(b) of this Item 5:


                      Number of
                      Shares           Shared        Shared           Sole         Sole
                      Beneficially     Voting        Investment       Voting       Investment
Name                  Owned            Power         Power            Power        Power           Percent
----                  -----            -----         -----            -----        -----           -------
Hudson Valley         726,655          693,194       693,194          33, 019      33,019          17%


-------------------------
        (c) Not applicable.

        (d) The Reporting Person, along with William E. Griffin and John P. Abplanalp, are Co-Trustee's of the Robert H. Abplanalp Grantor Retained Annuity Trust (the "GRAT"). As a Co-Trustee, the Reporting Person has shared voting and investment power concerning all 397,641 shares in the GRAT.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer:
        ------------------------

              Stock Restriction Agreement. The Company has required all
              ---------------------------
employees and directors who acquire shares of common stock from the Company to enter into Stock Restriction Agreements that give the Company a right of first refusal on any shares of common stock that the shareholder wishes to transfer. Gifts to family members are not subject to the Company's right of first refusal, but the donee must enter into a Stock Restriction Agreement with the Company. Pursuant to the Stock Restriction Agreements, the Company may, but is not required to, purchase all of the shares offered upon the same terms and conditions as that offered by the prospective purchaser. Each certificate representing shares of our stock must also bear a legend that restricts the transfer of the stock under the rules of the Securities Act of 1933 and the Stock Restriction Agreement.

              Shares listed in Item 5 as "Shared Voting Power" and "Shared Investment Power" include 2,500 shares that are subject to options granted to the Reporting Person's spouse pursuant to the form of Non-Statutory Stock Option Agreement and the 1992 Stock Option Plan, included as Exhibits A and B in Item
7. All shares other than shares held by the GRAT are subject to Stock
Restriction Agreements, the form of which is included as Exhibit C in Item 7.
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                                                              PAGE 5 OF 26 PAGES

Item 7. Material to be Filed as Exhibits
        --------------------------------

        A. Form of Non-Statutory Stock Option Agreement

        B. Hudson Valley Holding Corp. 1992 Stock Option Plan

        C. Form of Stock Restriction Agreement

                                      -5-
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                                                              PAGE 6 OF 26 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 18, 2000


                                                 /s/ Marie A. Holcombe

                                                 -------------------------------

                                                 Marie A. Holcombe
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                                                              PAGE 7 OF 26 PAGES

                                  EXHIBIT INDEX

Item 7. Material to be Filed as Exhibits

        A. Non-Statutory Stock Option Agreement

        B. Hudson Valley Holding Corp.1992 Stock Option Plan

        C. Form of Stock Restriction Agreement